Charter Communications, Inc.
400 Atlantic Street, 10th Floor
Stamford, Connecticut 06901

July 26, 2013

Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549
Division of Corporate Finance

Re:	SEC Comment Letter dated July 10, 2013
SEC File No. 001-33664

Ladies and Gentlemen:

We are writing in reference to your letter to Charter Communications, Inc. dated July 10, 2013 regarding the Staff's comments to our Form 10-K for the Fiscal Year Ended December 31, 2012. As you are aware, we had a call with the Staff on Tuesday, July 23, 2013 to discuss your comments. Based on that call, we are working toward fully addressing the Staff's comments. As a result, we anticipate filing our response letter on or before August 30, 2013.

Thank you for your attention in this matter.

Sincerely,

/s/ Kevin D. Howard
Kevin D. Howard
Senior Vice President - Finance, Controller and
Chief Accounting Officer